Magnitude International Ltd

March 6, 2026

Via Edgar

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Jeffrey Lewis
Jennifer Monick

Re:	Magnitude International Ltd
Form 20-F for the fiscal year ended April 30, 2025
Amendment No. 1 to Form 20-F for the fiscal year ended April 30, 2025
Response dated March 3, 2026
File No. 001-42770

Ladies and Gentlemen:

On behalf of Magnitude International Ltd (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated March 4, 2026 on the Company’s Amendment No.1 to Form 20-F for the fiscal year ended April 30, 2025 submitted on March 3, 2026.

The Staff’s comments from its letter dated March 4, 2026 are repeated below in bold and followed by the Company’s responses.

Amendment No. 1 to Form 20-F for the fiscal year ended April 30, 2025

Item 15. Controls and Procedures, page 76

1.	We note your response to our prior comment 1 and your amendment to your filing in response to our prior comments 1, 2, and 3 to include a conclusion regarding the effectiveness of your disclosure controls and procedures, include cybersecurity disclosures, and include the certifications from your principal executive officer and principal financial officer. In light of the amendment to address such previously omitted items, please tell us what consideration you gave to reconsidering your conclusion regarding your disclosure controls and procedures.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, we respectfully advise the Staff of the following considerations made by management in connection with the filing of Amendment No. 1 to our Form 20-F for the fiscal year ended April 30, 2025.

Upon identifying the need to amend our original Form 20-F to include the previously omitted items, management, including our principal executive officer and principal financial officer (the “Certifying Officers”), re-evaluated the effectiveness of our disclosure controls and procedures (“DCP”) as of April 30, 2025. This re-evaluation was conducted specifically to determine whether the omission of these items from the original filing indicated a material weakness or a significant deficiency in our DCP that would alter the original conclusion of effectiveness.

The re-evaluation considered the following factors:

1.	Nature of the Omissions: The omitted items—the explicit conclusion regarding DCP effectiveness, certain cybersecurity disclosures, and the signed certifications—were determined to be administrative and presentational omissions rather than substantive failures in the Company’s underlying information gathering and communication processes. The information supporting the DCP conclusion and the certifications existed and was known to management at the time of the original filing. The cybersecurity disclosures included in the amendment reflect information that had already been assessed and considered by management as part of its risk oversight processes at the time of the original filing. The omitted items resulted from an administrative omission during the final document compilation process and were not indicative of a deficiency in the Company’s underlying disclosure controls and procedures. The omission therefore did not result from a failure to identify or communicate material information to management, but rather from an administrative omission in the preparation of the final filing document.

2.	Effectiveness of DCP: The Certifying Officers assessed whether the primary objective of DCP—to ensure that material information required to be disclosed was recorded, processed, summarized, and communicated to management to allow for timely decisions—was achieved. Despite the omissions identified in the amended final document, the underlying processes that feed into the Company’s disclosures (e.g., financial close, legal review, operational reporting) functioned effectively. All material financial and non-financial information required to be disclosed in the Form 20-F was identified and considered by management in preparing the original filing.

3.	Post-Filing Remediation and Review: The identification of the omissions was a result of the Company’s internal post-filing review procedures and subsequent dialogue with the Staff. We determined that this was an isolated administrative omission that occurred during the final document assembly process. The Company has enhanced its final filing checklist and review procedures to further ensure that all required disclosure items and certifications are included in future filings.

Based on the re-evaluation described above, management concluded that the omissions in the original filing did not result from a failure of the Company’s underlying disclosure controls and procedures to identify, record, process, summarize, or communicate material information to management on a timely basis. The omissions were considered an isolated administrative error in the final assembly of the filing document and did not stem from, nor did they constitute, a material weakness in the Company’s internal control over financial reporting or a failure of its disclosure controls and procedures to meet their stated objectives.

Accordingly, management maintains its conclusion that the Company’s disclosure controls and procedures were effective in all material respects as of April 30, 2025.

Yours sincerely,
For and on behalf of
Magnitude International Ltd

/s/ Lim Say Wei
Lim Say Wei
Director & CEO